Filed Pursuant to Rule 424(b)(2)
Registration Number 333-83984

PROSPECTUS

NEW CENTURY FINANCIAL CORPORATION

4,152,044 Shares of Common Stock

This prospectus relates to the public offering, which is not being underwritten, of up to 4,152,044 shares of our common stock, $0.01 par value per share, which are held by some of our current stockholders and may be offered and sold from time to time by the selling stockholders following the effective date of the registration statement of which this prospectus is a part. An aggregate of 3,624,462 of these shares are being registered for resale pursuant to registration rights that we granted to purchasers of our stock in a private sale of shares by one of our principal stockholders, U.S. Bancorp. All but one of the selling stockholders named in this prospectus are purchasing their shares form U.S. Bancorp. Following consummation of this private sale after the effectiveness of this Registration Statement, U.S. Bancorp will no longer have an ownership interest in our company. The balance of the shares are being registered for resale by one of our existing stockholders who has exercised registration rights he has under a registration rights agreement he entered into with us in May 1997. This stockholder is not affiliated with U.S. Bancorp.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq National Market under the symbol “NCEN.” On April 16, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $27.30 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. WE REFER YOU TO THE DISCUSSION OF CERTAIN RISKS THAT PURCHASERS OF OUR COMMON STOCK SHOULD CONSIDER CONTAINED IN THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2002

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering, and if given or made, such information or representations may not be relied upon as having been authorized by New Century Financial Corporation (referred to in this prospectus as “New Century,” “we,” “us,” “our,” or the “registrant”), any selling stockholder or by any other person. Neither the delivery of this prospectus nor the sale made hereunder shall, under any circumstances, create the implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or a solicitation of any person in any jurisdiction in which an offer or solicitation may not lawfully be made.

(i)

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including the documents incorporated by reference herein.

A change in the assumptions we use to determine the value of our residual interests could adversely affect our financial position.

As of December 31, 2001, the value of our residual interests from securitization transactions on our balance sheet was $306.9 million. The value of these residuals is a function of the delinquency, loss, prepayment and discount rate assumptions we use to determine their value. During 2000, we changed these assumptions to reflect trends in actual pool performance, prepayment experience and the interest rate environment. As a result of these changes, we recorded reductions in the value of our residuals by $67.0 million. The reductions consisted of the following components:

•	$25.6 million resulted from changes to the prepayment and loss assumptions used in the valuation of the residual interests;

•	$14.5 million resulted from a change in the discount rate on our residuals from 12% to 13% and on our NIM bonds from 14% to 15%; and

•
$26.9 million resulted from the exercise by Salomon Smith Barney, Inc. of the call provision for our 1998-NC5 security in December 2000. We do not have any other residual interests that have a call provision similar to 1998-NC5.

In 2001, we increased the loss and delinquency assumptions we use to value our residuals to match the trends we were observing in the actual performance of the underlying pools of mortgages. However, significant declines in interest rates resulted in a compensating increase in the anticipated cash flow from the residuals. As a result, we did not need to adjust the overall value of our residuals.

In the future, if our actual experience differs materially from the revised prepayment, delinquency, loss and interest rate assumptions we used to calculate residual value, future cash flows and earnings could be negatively affected.

A prolonged economic slowdown or a lengthy or severe recession could hurt our operations, particularly if it results in a decline in the real estate market.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Declining real estate values reduce the ability of borrowers to use home equity to support borrowings because they negatively affect loan-to-value ratios of the home equity collateral. In addition, because we make a substantial number of loans to credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could adversely affect our ability to sell loans, the prices we receive for our loans, or the value of our residual interests in securitizations, which could have a material adverse effect on our results of operations, financial condition and business prospects.

High delinquencies or losses on the mortgage loans in our securitizations may decrease our cash flows or impair our ability to sell or securitize loans in the future.

Loans we make to lower credit grade borrowers, including credit-impaired borrowers, entail a higher risk of delinquency and higher losses than loans we make to borrowers with better credit. Virtually all of our loans are made to borrowers who do not qualify for loans from conventional mortgage lenders. No assurance can be given that our underwriting criteria or methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. We continue to be subject to risks of default and foreclosure following the sale of loans through securitization. To the extent such losses are greater than expected, the cash flows we receive through residual interests would be reduced. Increased delinquencies or losses may also reduce our ability to sell or securitize loans in the future. Any such reduction in our cash flows or impairment in our performance could have a material adverse effect on our results of operations, financial condition and business prospects.

Our earnings may decrease because of increases or decreases in interest rates.

Our profitability may be directly affected by changes in interest rates. First, these changes may reduce the spread we earn between the interest we receive on our loans and our funding costs. Second, a substantial and sustained increase in interest rates could adversely affect borrower demand for our products. Third, during periods of rising interest rates, the value and profitability of our loans may be negatively affected from the date of origination or purchase until the date we sell or securitize the loan. The interest rate on some of our mortgage loans is fixed for the entire term of the loan or, with respect to our adjustable-rate mortgage loans, it is fixed for a specified period. Therefore, when interest rates rise between the time of origination and the time we sell or securitize our loans, buyers of our loans will pay less for them because these loans will have a smaller spread between the prevailing interest rates and the interest rates they bear. Fourth, our adjustable–rate mortgage loans have periodic and lifetime interest rate caps above which the interest rate on the loans may not rise. In the event of general interest rate increases, the rate of interest on these mortgage loans could be limited, while the rate payable on the senior certificates representing interests in a securitization trust into which these loans are sold may be uncapped. This would reduce the amount of cash we receive over the life of our residual interests, and require us to reduce the carrying value of our residual interests. Fifth, a significant decrease in interest rates could increase the rate at which loans are prepaid, which also could require us to reduce the carrying value of our residual interests. If prepayments are greater than expected, the cash we receive over the life of our residual interests would be reduced. Any such change in interest rates could have a material adverse effect on our results of operations, financial condition and business prospects.

If we are unable to maintain adequate financing sources, our earnings and financial position will suffer and jeopardize our ability to continue operations.

We require substantial cash to support our operating activities and growth plans, which is provided primarily by $2.01 billion in short-term warehouse and aggregation credit facilities to fund loan originations and purchases pending the pooling and sale of such loans. Three of our credit facilities expire this year: a $410 million line of credit expires in May 2002, a $400 million line of credit expires in November 2002 and a $800 million aggregation facility expires in December 2002. We are currently in discussions with these creditors and other lenders to extend or replace these facilities or we believe that we will be able to find suitable replacement facilities with our current or other lenders on comparable terms and conditions. We also have residual financing agreements that provide us with financing secured by (i) residual interests we have retained in certain securitization transactions and (ii) the subordinated interests we receive when we follow a securitization transaction by the issuance of a net interest margin security, or NIM. In a NIM transaction, we deposit the residuals we receive in our principal securitization transactions into a new trust. We then sell senior bonds representing an interest in that trust and retain the subordinated interest in the trust. One of our residual financing agreements expires in December 2002. However, we do not currently intend to renew or replace this financing agreement. If we cannot extend maintain or replace these warehouse and aggregation facilities on comparable terms and conditions, we may incur substantially higher interest expense that would reduce our profitability.

During volatile times in the capital markets, access to warehouse, aggregation and residual financing has been severely constricted. If we are unable to maintain adequate financing or other sources of capital are not available, we would be forced to suspend or curtail our operations, which would have a material adverse effect on our results of operations, financial condition and business prospects.

An interruption or reduction in the securitization and whole loan markets would hurt our financial position.

We are dependent on the securitization market for the sale of our loans because we securitize loans directly and many of our whole loan buyers purchase our loans with the intention to securitize them. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset–backed securities market specifically. In addition, poor performance of our previously securitized loans could harm our access to the securitization market. Accordingly, a decline in the securitization market or a change in the market’s demand for our loans could have a material adverse effect on our results of operations, financial condition and business prospects.

Our inability to realize cash proceeds from loan sales and securitizations in excess of the loan acquisition cost could adversely affect our financial position.

The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitizations, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be materially adversely affected.

Our warehouse and aggregation financing is subject to margin calls based on the lender’s opinion of the value of our loan collateral. An unanticipated large margin call could adversely affect our liquidity.

The amount of financing we receive under our warehouse and aggregation financing agreements depends in large part on the lender’s valuation of the mortgage loans that secure the financings. Each such credit facility provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects.

Our business is dependent upon conditions in California where we conduct a significant amount of our business.

In 2001, approximately 43.6% of the mortgage loans we originated or purchased were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, such as an earthquake, or a major terrorist attack in California could adversely affect the value of the mortgaged properties in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to purchase, originate and securitize mortgage loans, which could have a material adverse effect on our business, financial condition and results of operations.

In 2001, California experienced energy shortages. As a result, energy costs, including natural gas and electricity, may increase significantly in the future. There may also be limitations in the amount of energy resulting in power “blackouts” during short periods of time. Therefore, because our headquarters, a substantial number of our branch offices and some of the independent brokers in our wholesale network are based in California, our operations may be disrupted and operating expenses may increase in the future. Any such disruption or increase in expenses could be material and could adversely affect our loan originations, margins and our profitability. To date, we have not experienced material increases in our overall operating expenses. However, if the power outages associated with the energy crisis continue or become more severe, we could experience material disruptions or cost increases in the future, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Many of our competitors are larger and have greater financial resources than we do, which could make it difficult for us to compete successfully, and we could face new competitors.

We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. In addition, certain government–sponsored entities, such as Fannie Mae and Freddie Mac, are beginning to purchase some categories of non-prime loans, which may cause new competitors to enter our market and reduce our profit margins.

Certain large finance companies and conforming mortgage originators also originate non-prime mortgage loans to customers similar to the borrowers we serve. Competitors with lower costs of capital have a competitive advantage over us. In addition, establishing a wholesale lending operation such as ours requires a relatively small commitment of capital and human resources. This low barrier to entry permits new competitors to enter our markets quickly and compete with our wholesale lending business. Several new wholesale originators have been formed in recent quarters and have recruited former senior managers from our wholesale division. If these competitors are able to attract some of our key employees and disrupt our broker relationships, it could have a material adverse effect on our results of operations, financial condition and business prospects.

Changes in the volume and cost of loans originated by our wholesale division may decrease our loan production and decrease our earnings.

We depend primarily on independent mortgage brokers and, to a lesser extent, on correspondent lenders for the origination and purchase of our wholesale mortgage loans, which constitute the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. We compete with these lenders for the independent brokers’ business on pricing, service, loan fees, costs and other factors. Competition from other lenders and purchasers of mortgage loans could negatively affect the volume and pricing of our wholesale loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

A decline in the quality of servicing of the loans could lower the value of our residual interests and our ability to sell or securitize loans.

In March 2001, we sold to Ocwen Federal Bank FSB the servicing rights on $4.18 billion of our servicing portfolio which was comprised of 25 separate asset-backed securities. In August 2001, Ocwen began servicing all of our newly originated loans pending their sale or securitization. In February 2002, we announced the intent to re-establish our loan servicing platform and have begun to add the necessary infrastructure. Ocwen will continue to service the mortgage loans in our existing securities. Poor servicing and collections could adversely affect the value of our residual interests and our ability to sell or securitize loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would adversely impact our earnings.

When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our whole loan sale agreements require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser or make a misrepresentation during the mortgage loan origination process. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we are required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could negatively affect our cash flow and results of operations.

New legislation could restrict our ability to make mortgage loans, which could adversely impact our earnings.

Several states and cities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Homeownership and Equity Protection Act thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and rules extend beyond curbing predatory lending practices to restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and rules prohibit any form of prepayment charge or severely restrict a borrower’s ability to finance the points and fees charged in connection with his or her loan. Passage of these laws and rules could reduce our loan origination volume. In addition, for reputation reasons and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Accordingly, these laws and rules could severely constrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans that fit within the newly defined thresholds and would have a material adverse effect on our results of operations, financial condition and business prospects.

Some of our loans have high loan-to-value ratios which result in a higher risk of loss to the extent those loans become delinquent.

Our underwriting guidelines permit us to make loans with loan-to-value ratios of up to 95%. These loans present a higher risk of loss to the extent they become delinquent in the period pending their sale or securitization. There may not be sufficient equity in the property to allow us to recover the outstanding loan balance in the event of a foreclosure sale. Also, if we securitize high loan-to-value loans and hold a residual interest in the securitized pool, losses attributed to the loans could have a negative effect on the value of the residual security.

If many of our borrowers become subject to the Soldiers’ and Sailors’ Civil Relief Act of 1940, our cash flows from our residual securities may be adversely affected.

        Under the Soldiers’ and Sailors’ Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her mortgage loan generally may not be charged interest above an annual rate of 6% during the period of the borrower’s active duty status. The Act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. The significant military mobilization as part of the war on terrorism could increase the number of the borrowers in our securitized pools who are subject to this Act and thereby reduce the interest payments collected from those borrowers. To the extent the number of borrowers who are subject to this Act is significant, the cash flows we receive through residual interests would be reduced, which would cause us to reduce the carrying value of our residual interests. Any such reduction in our cash flows or impairment in our performance could have a material adverse effect on our results of operations, financial condition and business prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to residential properties, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

Our charter and bylaws and Delaware law contain provisions that could discourage a takeover.

Our amended and restated certificate of incorporation and our amended and restated bylaws include various provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of our stockholders. These provisions include the existence of a classified board of directors, the ability of our board of directors to issue additional shares of our preferred stock without any further stockholder approval and requirements that (i) our stockholders give advance notice with respect to certain proposals they may wish to present for a stockholder vote, (ii) our stockholders act only at annual or special meetings and (iii) two-thirds of all directors approve a change in the number of directors on our board of directors. Issuance of our preferred stock could also discourage bids for the common stock at a premium as well as create a depressive effect on the market price of our common stock.

We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

Various factors may cause the market price of our common stock to become volatile, which could adversely affect our ability to access the capital markets in the future.

The market price of our common stock may experience fluctuations that are unrelated to our operating performance. In particular, the price of our common stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry and the financial services sector. These could include, among other things, interest rate movements, quarterly variations or changes in financial estimates by securities analysts, or a significant reduction in the price of the stock of another participant in the consumer finance industry. This volatility may make it difficult for us to access the capital markets through public offerings of our common stock, regardless of our financial performance.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents filed with the SEC. The following documents which have been filed by us with the SEC pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this prospectus:

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 2, 1997 (Commission File No. 000-22633);

•	Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 000-22633); and

•	Current Report on Form 8-K filed with the SEC on April 5, 2002 (Commission File No. 000-22633).

The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and may supersede this information. In addition, all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and before the termination of the offering of the common stock offered hereby are incorporated herein by reference and will be a part hereof from the date of filing of such documents.

You may obtain copies of all documents that are incorporated in this prospectus by reference (other than the exhibits to those documents that are specifically incorporated by reference herein) without charge by writing or calling Mr. Stergios Theologides, at New Century Financial Corporation, 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612, telephone number (949) 440-7030.

You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and business prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any proceeds from the offering. The selling stockholders will receive all the proceeds from the offering. All expenses incurred in connection with registration of the shares, including, without limitation, all registration expenses, all listing fees and all fees and expenses of complying with securities or blue sky laws, will be borne by us. The selling stockholders will bear and pay any underwriting, brokerage and other selling commissions and discounts, and the fees and expenses of counsel(s) to the selling stockholders.

CAPITALIZATION

The following tables sets forth, as of December 31, 2001, our capitalization on an actual basis and on a pro forma as adjusted basis to give effect to (i) our repurchase of 7,144 shares of 1999-A preferred stock (which is equivalent on an as-converted basis to 499,937 shares of common stock), at a sale price of $14.00 per share, and (ii) the issuance of 3,624,462 shares of common stock upon the conversion of 32,856 shares of 1998-A and 1999-A preferred stock by U.S. Bancorp, which shares of common stock will be sold to certain of the selling stockholders named herein immediately following the date of this prospectus.

	As of December 31, 2001
	Actual	Pro Forma As Adjusted
Long Term Debt:
Residual financing due December 31, 2002	$79,941	$79,941
Subordinated debt due December 31, 2003	40,000	40,000
Total long term debt	119,941	119,941
Stockholders’ equity:
Preferred Stock, $0.01 par value, 7,500,000 shares authorized and 40,000 shares actual and no shares pro forma as adjusted issued and outstanding	$—	$—
Common Stock, $0.01 par value, 45,000,000 shares authorized and 20,504,444 shares actual, and 24,128,906 shares pro forma as adjusted issued and outstanding	205	241
Additional paid-in capital	143,659	136,624
Deferred stock compensation	(1,650)	(1,650)
Retained earnings	105,547	105,547

Total stockholders’ equity	247,761	240,762

Total capitalization	$367,702	$360,703

This table excludes the following shares:

•	2,549,250 shares of common stock issuable upon the exercise of outstanding stock options;

•	50,000 shares of common stock issuable upon the exercise of outstanding warrants; and

•	1,846,229 shares of common stock available for issuance under our employee stock purchase plan, and 87,553 shares of common stock available for issuance under our 1995 stock option plan.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock owned by each of the selling stockholders as of March 6, 2002. To our knowledge, except as provided below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. Because the selling stockholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering and the following table has been prepared on the assumption that all shares of common stock offered hereby will be sold.

	Shares Beneficially Owned(1)
Name of Selling Stockholder	Number Before Offering	Percent Before Offering(2)	Number Offered	Number After Offering	Percent After Offering(2)
4G Investment Group	40,000	*	40,000	—	—
AIM Small Cap Equity Fund	153,000	*	50,000	103,000	*
Archon Partners LP	19,350	*	15,000	4,350	*
Awad Asset Management	484,600	2.0%	300,000	184,600	*
Banzai Partners LP	17,832	*	9,648	8,184	*
Banzai Offshore Fund Ltd.	7,507	*	5,340	5,340	*
Bay Pond Investors (Bermuda) L.P.	22,000	*	22,000	—	—
Bay Pond Partner, L.P.	135,000	*	135,000	—	—
Benchmark Partners, L.P.	12,500	*	12,500	—	—
Boston Provident Partners	63,500	*	23,500	40,000	*
BP Institutional Partners	1,500	*	1,500	—	—
BPSS Dublin / Swiss Life American Fund	18,000	*	18,000	—	—
Capital Crossover Partners LP	20,850	*	13,066	7,784	*
Capital Crossover Partners (QP) LP	303,262	1.3%	190,044	113,218	*
CCP Executive Fund LP	32,063	*	20,093	11,970	*
Condor Partners LP	40,500	*	30,000	10,500	*
Elks Youth Eye Service	12,000	*	5,500	6,500	*
Endeavor Asset Management	7,500	*	7,500	—	—
Endicott Partners, L.P.	35,000	*	35,000	—	—
Endicott Partners II, L.P.	20,000	*	20,000	—	—
Endicott Offshore Investment, Ltd.	20,000	*	20,000	—	—
FBR Employees Capital Crossover Partners, L.P.	18,825	*	11,797	7,028	*
First Financial Fund	272,000	1.1%	243,000	29,000	*
Frorer Partners L.P.	10,000	*	10,000	—	—
Greenlight Capital, LP	89,200	*	89,200	—	—
Greenlight Capital Qualified, LP	34,300	*	34,300	—	—
Greenlight Capital Offshore, Ltd.	101,500	*	101,500	—	—
Richard A. Horstmann(3)	1,973,753	8.1%	250,000	1,723,753	7.1%
Investors of America, Limited Partnership	265,000	1.1%	60,000	205,000	*
James F. Dierberg IRA Rollover	40,000	*	40,000	—	—
Kensington Realty Income Fund LP	18,500	*	18,500	—	—
Lincoln National Global Asset Allocation Fund, Inc.	5,100	*	5,100	—	—
Lyxor Asset Management (Managed Acct)	129,907	*	79,245	50,662	*
M&M Arbitrage, LLC	50,200	*	50,200	—	—

	Shares Beneficially Owned(1)
Name of Selling Stockholder	Number Before Offering	Percent Before Offering(2)	Number Offered	Number After Offering	Percent After Offering(2)
M&M Arbitrage Fund II, LLC	59,900	*	59,900	—	—
M&M Arbitrage Offshore, Ltd.	64,900	*	64,900	—	—
M&M Opportunity Fund, LLC	50,000	*	50,000	—	—
Malta Hedge Fund, LP	5,200	*	5,200	—	—
Malta Hedge Fund II, LP	19,200	*	19,200	—	—
Malta Offshore, Ltd.	1,800	*	1,800	—	—
Malta Partners, LP.	1,800	*	1,800	—	—
Malta Partners II, LP	7,000	*	7,000	—	—
Mark T. Dodson Family Trust	10,000	*	10,000	—	—
MicroCapital, LLC	20,000	*	20,000	—	—
Millenium Global Offshore, Ltd.	45,000	*	45,000	—	—
Pennant Offshore Partners, Ltd.	180,690	*	85,860	94,830	*
Pennant Onshore Partners, L.P.	25,370	*	14,650	10,720	*
Pennant Onshore Qualified, L.P.	64,990	*	24,490	40,500	*
Points West Int’l Invest. Ltd.	37,114	*	26,262	10,852	*
Potomac Capital Partners, LP	5,000	*	5,000	—	—
Putnam Asset Allocation Funds – Balanced Portfolio	42,500	*	42,500	—	—
Putnam Asset Allocation Funds – Growth Portfolio	22,000	*	22,000	—	—
Putnam Investment Funds – Putnam Small Cap Value Fund	164,900	*	164,900	—	—
Putnam Variable Trust – Putnam VT Global Asset Allocation Fund	9,900	*	9,900	—	—
Putnam Variable Trust – Putnam VT Small Cap Value Fund	53,500	*	53,500	—	—
Putnam World Trust II – Putnam U.S. Small Cap Value Equity Fund	2,100	*	2,100	—	—
Radyr Investments Limited	20,000	*	20,000	—	—
Retirement Plan Partners, LP	15,180	*	11,500	3,680	*
Riggs Partners, LLC	100,000	*	100,000	—	—
Michael Sachs(4)	567,382	2.3%	527,582	39,800	*
Seneca Capital International, Ltd.	87,325	*	87,325	—	—
Seneca Capital L.P.	37,675	*	37,675	—	—
Silver Capital Management	6,962	*	6,962	—	—
Stanley Shopkorn	50,000	*	50,000	—	—
Stratford Partners, LP	20,000	*	20,000	—	—
Sunova Long Term Opportunity Fund, L.P.	99,100	*	16,000	83,100	*
Sunova Offshore Ltd.	543,784	2.2%	194,000	349,784	1.4%
Sunova Partners, L.P.	181,500	*	90,000	167,500	*
Swiss Life (UK) PLC	7,000	*	7,000	—	—
The Pinnacle Fund, L.P.	40,000	*	40,000	—	—
Third Point Partners LP	121,394	*	68,850	52,544	*
Third Point Offshore Fund Ltd.	178,553	*	110,655	67,898	*
Thomas B. Akin	25,000	*	25,000	—	—
Umpqua Investment Company, LLC	13,500	*	6,000	7,500	*
Veritas SB Investment Trust	5,000	*	5,000	—	—
Warren Kantor Profit Sharing Plan	10,000	*	10,000	—	—
WCFS, Inc.	10,000	*	3,000	7,000	*
Whiffletree Partners LP	12,500	*	12,500	—	—
Whitehead 1980 Charitable Trust	1,000	—	500	500	—

Total	7,519,968		4,152,044	3,367,924

*	Less than one percent.

(1)
This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.

(2)
If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of March 6, 2002, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder’s percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(3)	In this filing, Richard A. Horstmann disclaims beneficial ownership of 1,173,753 shares.

(4)
Includes 225,232 shares of common stock owned by Westrec PS Plan, of which Mr. Sachs is the trustee and sole beneficiary, and 3,500 shares owned by Mr. Sachs’ wife. Also includes 15,000 shares of common stock issuable pursuant to options exercisable within 60 days of March 6, 2002. In this offering, 211,032 shares are being sold by Westrec PS Plan and 316,550 shares are being sold by Mr. Sachs. Mr. Sachs is one of our directors.

PLAN OF DISTRIBUTION

Pursuant to purchase agreements entered into on or about February 28, 2002 among us, one of our stockholders, U.S. Bancorp, and the selling stockholders, we agreed to keep this registration statement current and effective under the Securities Act, subject to certain exceptions, until the earlier of (i) the second anniversary of the effective date of the registration statement, (ii) the date on which the shares become eligible for resale by non-affiliates by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, or (iii) the date on which the shares purchased by such purchaser have been sold pursuant to a registration statement.

As used in this “PLAN OF DISTRIBUTION”, the term “selling stockholders” includes the selling stockholders named in the table above and any permitted transferees or other successors-in-interest of shares received from a named selling stockholder who is a permitted assignee of the registration rights contained in the purchase agreement after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144, rather than pursuant to this prospectus.

The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

Pursuant to the terms of the purchase agreement, we agreed to pay all expenses incurred in connection with registration of the shares, including, without limitation, all registration expenses, all listing fees and all fees and expenses of complying with securities or blue sky laws. The selling stockholders will bear and pay any underwriting, brokerage and other selling commissions and discounts, and the fees and expenses of counsel(s) to the selling stockholders. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP, Newport Beach, California.

EXPERTS

The consolidated financial statements of New Century Financial Corporation and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are incorporated by reference in this prospectus and elsewhere in this registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We maintain an Internet site on the World Wide Web at www.ncen.com. The information contained on our website is not a part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by the SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.